Exhibit 99.2

Santiago, July 8, 2023

Ms.

Solange Berstein Jáuregui

Chairperson

Commission for the Financial Market

Ref.: Material Event Notice.

For your consideration,

Pursuant to the provisions set forth in Articles 9 and 10 of Law No. 18,045 of the Securities Market and Chapter 18-10 of the Updated Compilation of Rules of the Chilean Commision for the Financial Market (Comisión para el Mercado Financiero, “CMF”) and duly authorized, I hereby inform you as a Material Event Notice of Banco Itaú Chile (the “Bank” or “Itaú Chile”) the following:

On June 8, 023, ITB Holding Brasil Participações Ltda. (the “Offeror”) published in the newspapers “El Líbero” and “El Mostrador” the notice of results (the “Notice of Results”) of the tender offer launched in Chile (the “Chilean Tender Offer”), to acquire up to all of the shares of the Bank not owned by Itaú Unibanco as of June 6, 2023, date on which the Chilean Tender Offer became effective, namely, for up to 74.379.229 shares issued by the Bank at the price of CLP 8,500 (eight thousand five hundred Chilean pesos) per share, which terms and conditions are set forth in the notice of commencement of the Chilean Tender Offer published on June 5, 2023 in the newspapers “El Líbero” and “El Mostrador”, and in the prospectus of the Chilean Tender Offer, which on the same date, was made available to all interest persons (as amended).

The Notice of Results also informs about the results of the tender offer launched in the United States, simultaneously with the Chilean Tender Offer, for (i) all and each of the Bank´s shares held by the U.S. Holders (as defined by the Regulation 14d-1(d) of the Securities Exchange Act of 1934, as amended from time to time); and (ii) all and each of the American Depositary Shares (individually, and “ADS”, and collectively, the “ADSs”), each representative of one third of a share of the Company, which are traded in the New York Stock Exchange, and which are held by the ADSs holders, whichever their residence (the “US Tender Offer”, and together with the Chilean Tender Offer, the “Offers”).

Therefore, and as informed in the Notice of Results, which is attached to this communication, particularly its sections 6, 7 and 8, as a result of the Offers, Grupo Itaú Unibanco became the holder of a total of 144.269.397 shares issued by Banco Itaú Chile (including those shares represented by ADs acquire pursuant to the US Tender Offer), which are equivalent to 66.69% of the subscribed and paid capital of the Bank.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Banco Itaú Chile